FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 11, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

   GILATSATELLITENETWORKS              AUGUST 2021  Investors Presentation

   FORWARD LOOKING STATEMENTS DISCLAIMER  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program, deferred tax benefit that was recorded for the first time and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Gilat
A WORLD LEADER IN SATELLITE COMMUNICATIONS
INNOVATIVE GROUND EQUIPMENT TECHNOLOGY
FIXED NETWORKS
Cellular Backhaul
2G 3G 4G 5G
Telecom services
Enterprise
Consumer
MOBILITY SOLUTIONS
Aero / IFC
Maritime
Land
Defense
NGSO
+800 Employees
1987 Founded
20 Sales Offices
5 R&D Centers
3 NOC Centers
GILT NASDAQ/TASE

   LEADING GLOBAL CUSTOMER BASE  SYSTEM INTEGRATORS  100+ COUNTRIES  900+ NETWORKS  300+ CUSTOMERS  SATELLITE OPERATOR  RTRS  RTComm

UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES

1 | **Post COVID-19 IFC Rebound, Free WIFI Tailwind**
Long term IFC investment cycle

2 | **4G/5G Ubiquitous Connectivity Bridging the Digital Divide**
5G Total Addressable Market expanding dramatically

3 | **NGSO Constellations - Abundance of Capacity**
Large capital spending in satellite industry

4 | **Strong Tailwinds in Defense**
Increased focus on military SATCOM networks

5 | **Peru Terrestrial Networks "Investment" Shifting to Harvest**
Recurring revenue model

POST COVID-19 IFC REBOUND INCLUDES FREE WIFI TAILWIND

LONG TERM IFC INVESTMENT CYCLE



Aero Antennas
400Mbps Modem
Transceivers
Ground Equipment
Superior Passenger Experience

ENABLING LARGE IFC GLOBAL NETWORK

GLOBAL COVERAGE | > 30 SATELLITES |

18 TELEPORTS | 20 AIRLINES |

GLOBAL NETWORK MANAGEMENT SYSTEM



INTELSAT
gogo

   GROWTH OPPORTUNITIES DRIVEN BY INCREASE IN DEMAND AND MARKET PENETRATION  1  POST COVID-19 IFC REBOUND INCLUDES FREE WIFI TAILWIND    LONG TERM IFC INVESTMENT CYCLE  Expanding Fleets (2029)  The Shift to Free WiFi      ~ 7,100(2021)  ~18,500(2029)  COMMERCIAL AIRCRAFT(Ka/Ku)      ~1,400(2020)  ~7,700(2029)  BUSINESS JETS (Ka/Ku)  CAGR 7.9%  CAGR 18.4%  Service Revenues (Commercial Aviation)  Source: Euroconsult 2020  Source: Valour 2020  $B  543210  2014  2017  2020  2023  2026  2029  Average

4G/5G UBIQUITOUS CONNECTIVITY BRIDGING THE DIGITAL DIVIDE

2 | Gilat

5G TOTAL ADDRESSABLE MARKET EXPANDING DRAMATICALLY

80% OF SATELLITE BACKHAUL 4G/LTE MARKET SHARE

{ GILAT, 2021 }

"GILAT CONTINUES TO LEAD IN SHIPMENTS WITH BIG WINS AND BUSINESS EXPANSIONS WORLDWIDE"

EQUIPMENT	CAPACITY, SERVICE & EQUIPMENT
~$500M (2029)	~$6.4B (2029)
~CAGR 19%	~CAGR 16%
~$100M (2020)	~$1.6B (2020)

{ NSR, 2021 }

MANAGED SERVICES

End-to-end service with recurring revenue

 2  4G/5G UBIQUITOUS CONNECTIVITY BRIDGING THE DIGITAL DIVIDE  5G TOTAL ADDRESSABLE MARKET EXPANDING DRAMATICALLY  HIGH SPEED  Speeds >1Gbps  Innovative Wideband Technology  FLEXIBLE NETWORK ARCHITECTURE  Satellite Ground Segment Integration Into 5G Eco-System  Utilize SDN/NFV, Cloud, Edge Computing & Network Slicing  LOW LATENCY  Order of Magnitude Reduction in Latency  Leverage Our NGSO Baseband  GILAT EXPERTISE AND INNOVATION MAKING 5G A REALITY

NGSO CONSTELLATIONS - ABUNDANCE OF CAPACITY

3

LARGE CAPITAL SPENDING IN SATELLITE INDUSTRY

GEO
35,786 km
~550msec

MEO
2,000-10,000 km
~120msec

LEO
500-2,000 km
~15msec


HTS/VHTS
~50-500 Gbps
SES/O3B
~1-3 Tbps
22 Satellites
Telesat
~3-8 Tbps
192-300 Satellites
OneWeb
~2.5 Tbps
650 Satellites
SpaceX
~10+ Tbps
1584 -> 42,000 Satellites
Amazon
~10+Tbps
3263 Satellites

MORE THAN 50,000 LEO SATELLITES EXPECTED WITHIN A DECADE; INVESTMENT OVER $30 BILLION

   Gilat to provide ground segment for O3B mPower   Potential of over $50 million to supply gateway solid state power amplifiers    Successful demonstrations with Telesat's phase 1 LEO satellite  LEO CUSTOMER  GILAT'S PROVEN NGSO TECHNOLOGY   3  NGSO CONSTELLATIONS - ABUNDANCE OF CAPACITY   LARGE CAPITAL SPENDING IN SATELLITE INDUSTRY  mPOWER

4

STRONG TAILWINDS IN DEFENSE

INCREASED FOCUS ON MILITARY SATCOM NETWORKS

Transportable



Military Aircraft



On-the-Move



GOVERNMENT & MILITARY SATELLITE COMMUNICATIONS

Expected Market Value ~$930M in 2025

Source: NSR 2020

Satcom Network



Unmanned Aerial Vehicle



On-the-Pause



HIGH-BANDWIDTH REQUIRED IN BATTLEFIELD | EMERGING THREAT OF ELECTRONIC WARFARE

PERU TERRESTRIAL NETWORKS "INVESTMENT" SHIFTING TO HARVEST

5

Gilat

RECURRING REVENUE MODEL

PERU – PRONATEL (FITEL) PROJECTS

PRONATEL

- Six regions awarded to Gilat (~$550M)
  - ~$335M construction revenue
    - Four regions passed government acceptance, 2 regions planned by 2023
    - Revenue recognized by June 30, 2021 ~$281M
  - ~$215M in operational revenue over ten years
    - Three regions entered operations phase in 2019
    - One region entered operations phase in Q2 2021
    - Two regions expected to enter into operations phase in 2022
- Target:
  Recurring revenues >$50M per year by the end of 2022

facebook connectivity INTERNET PARA TODOS Telefónica

GILAT DELIVERS INTERNET TO MILLIONS OF PEOPLE IN PERU

 FINANCIAL INDICATORS HIGHLIGHTS

SEGMENT COMMENTARY

US$ MILLIONS

FIXED NETWORKS



30.4
27.3
33.2
23.0
21.8
22.8
25.1
25.3
30.8
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

- 2020 was effected by the COVID19 pandemic
- 2021 revenue to be significantly higher than 2020
- 2021 growth driven by Cellular Backhaul and Enterprise markets, as well as operations in Peru

MOBILITY



22.6
27.1
34.1
19.2
14.0
9.2
11.8
11.1
19.9
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

- 2020 was heavily effected by the COVID19 pandemic
- 2021 is a transition year, IFC still yet to recover
- 2021 revenue to be higher than 2020
- 2021 growth to be driven by NGSO and Defense markets
- Significant multi-million Maritime award from SES

TERRESTRIAL



6.7
9.0
11.1
5.5
2.5
5.3
5.8
8.3
6.2
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

- Construction of six regional projects in Peru – consider as “Investment” for future recurring revenues
- Operations services of the networks under the agreement and additional services are profitable and included under Fixed Networks
- Four regions ended construction and are in operation phase. The last two regions expected to enter operation in 2022

Q2 2021 PROFIT AND LOSS HIGHLIGHTS  US$ MILLIONS  1)  GAAP excluding CMTL settlement – OPEX Q4/20 $15.3M, Q3/20 $12.1M; Operating loss Q4/20 $2.1M, Q3/20 $2.7M; Net loss Q4/20 $2.3M, Q3/20 $3.4M  Revenue  Gross Margin  Operating Expenses / (Income)1  Operating Income / (Loss) 1  Net Income / (Loss) 1  Adj. EDITDA  Operating Expenses  Operating Income / (Loss)  Net Income / (Loss)  Q4/20  42.6  31%  (49.4)  62.7  62.4  1.1  15.0  (1.6)  (1.9)  Q3/20  37.3  25%  20.3  (10.9)  (11.6)  0.6  11.4  (1.9)  (2.6)  Q2/20  38.3  25%  13.0  (3.5)  (4.2)  0.1  12.2  (2.6)  (3.3)  Q2/21  56.9  29%  17.1  (0.3)  (0.1)  2.5  16.6  0.2  0.4      GAAP  Non-GAAP  Q1/21  (1.4)  16.2  (3.8)  (5.2)  44.7  28%  16.0  (5.1)  (3.7)

   BALANCE SHEET HIGHLIGHTS  US$ MILLIONS  Cash1  DSO2  Debt  Cash from (used in) operations3   Equity  Q4/20  116  76  4.0  60.4  233.8  Q3/20  77.2  84  4.0  (7.1)  225.3  Q2/20  85.3  79  4.0  (6.6)  236.9  Q2/21  82.0  65  0.0  8.4  228.7  Q1/21  75.6  77  0.0  0.3  228.1  Cash includes Cash and cash equivalents, short-term deposits and restricted cashDSO calculation excludes Terrestrial Infrastructure Projects SegmentQ4-20 includes net proceeds from CMTL - $60.4M

   NGSO/VHTS Opening New Markets  Leading in Main Growth Areas – Cellular Backhaul (4G, 5G) &In-Flight Connectivity  SUMMARY  UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES  Investing in Product Leadershipand Innovation  Focused on Profitable Growth  Increased Focus on Military SATCOM Networks